Exhibit 99.1

Sundial Growers Inc.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – expressed in thousands of Canadian dollars)

As at	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	38,434	14,121
Restricted cash (note 11b)	104,074	350
Accounts receivable	3,709	2,738
Biological assets (note 5)	12,835	876
Inventory (note 6)	17,485	1,234
Prepaid expenses and deposits (note 7)	21,835	2,390
	198,372	21,709
Non-current assets
Property, plant and equipment (note 8)	152,182	88,491
Intangible assets (note 4, 10)	18,663	—
	170,845	88,491
Total assets	369,217	110,200
Liabilities
Current liabilities
Accounts payable and accrued liabilities	54,722	19,324
Current portion of long-term debt (note 11)	14,450	22,477
Current liability component of convertible notes (note 13)	27,394	25,449
Current portion of lease obligation	298	44
Current portion of financial obligations (note 14)	3,034	2,364
Derivative liability	54,168	—
	154,066	69,658
Non-current liabilities
Long-term debt (note 11)	123,221	32,159
Senior convertible notes (note 12)	51,342	—
Lease obligation	936	170
Financial obligations (note 14)	16,176	16,121
Total liabilities	345,741	118,108
Shareholders’ equity
Share capital (note 15b)	111,605	65,133
Warrants (note 15c)	—	3,108
Contributed surplus (note 15d)	19,407	9,493
Convertible notes - equity component (note 13)	3,232	3,232
Contingent consideration (note 4)	2,279	—
Accumulated deficit	(117,898)	(88,874)
Total shareholders’ equity (deficit)	18,625	(7,908)
Non-controlling interest (note 4)	4,851	—
Total liabilities and shareholders’ equity	369,217	110,200

Commitments (note 21)

Subsequent events (note 11, 22)

See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD:
"Signed" Edward Hellard	“Signed” Torsten Kuenzlen
EXECUTIVE CHAIRMAN & DIRECTOR	DIRECTOR

1

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited – expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2019	2018	2019	2018

Gross revenue	20,284	—	21,975	—
Excise taxes	985	—	1,177	—
Net revenue	19,299	—	20,798	—
Cost of sales	10,434	—	11,212	—
Gross margin before fair value adjustments	8,865	—	9,586	—
Increase in fair value of biological assets	12,174	(366)	12,866	—
Change in fair value realized through inventory	(1,769)	—	(1,689)	—
Gross margin	19,270	(366)	20,763	—

General and administrative	6,371	1,702	11,445	3,304
Sales and marketing	1,533	662	2,745	1,482
Research & development	1,756	52	1,851	546
Pre-production expenses	—	995	—	1,632
Depreciation and amortization	148	170	268	333
Foreign exchange (gain)/loss	215	18	(54)	19
Share-based compensation (note 16)	13,529	1,838	26,154	3,399
Asset impairment (note 8)	—	—	162	2,184
Loss from operations	(4,282)	(5,803)	(21,808)	(12,899)

Finance costs (note 18)	(8,083)	(24)	(10,868)	(24)
Gain (loss) on disposal of property, plant and equipment	15	—	15	(52)
Loss before tax	(12,350)	(5,827)	(32,661)	(12,975)
Income tax recovery (note 4b)	—	—	3,609	—
Net loss and comprehensive loss	(12,350)	(5,827)	(29,052)	(12,975)

Net loss and comprehensive loss attributable to:
Sundial Growers Inc.	(12,322)	(5,827)	(29,024)	(12,975)
Non-controlling interest (note 4)	(28)	—	(28)	—

Basic and diluted loss per share	$(0.16)	$(0.09)	$(0.40)	$(0.21)

See accompanying notes to the condensed interim consolidated financial statements.

2

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Unaudited – expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Convertible notes - equity component	Accumulated deficit	Total shareholders’ equity

Balance at December 31, 2017		20,719	—	3,735	—	(11,056)	13,398
Net loss for the period		—	—	—	—	(7,148)	(7,148)
Shares issued		7,147	—	—	—	—	7,147
Share-based compensation expense		—	—	1,561	—	—	1,561
Balance at March 31, 2018		27,866	—	5,296	—	(18,204)	14,958

Net loss for the period		—	—	—	—	(5,827)	(5,827)
Shares issued		14,452	—	—	—	—	14,452
Share issuance costs		(278)	—	—	—	—	(278)
Share repurchase		(2,702)	—	—	—	—	(2,702)
Fair value allocated to warrants		(3,037)	3,037	—	—	—	—
Share-based compensation expense		—	—	1,838	—	—	1,838
Balance at June 30, 2018		36,301	3,037	7,134	—	(24,031)	22,441

3

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Unaudited – expressed in thousands of Canadian dollars)

	Note		Share capital	Warrants	Contributed surplus	Convertible notes - equity component	Contingent consideration	Non- controlling interest	Accumulated deficit	Total equity

Balance at December 31, 2018			65,133	3,108	9,493	3,232	—	—	(88,874)	(7,908)
Net loss for the period			—	—	—	—	—	—	(16,702)	(16,702)
Business acquisition	4	(b)	2,601	—	—	—	2,279	4,879	—	9,759
Shares issued	15	(b)	534	—	—	—	—	—	—	534
Share issuance costs	15	(b)	(1)	—	—	—	—	—	—	(1)
Share-based compensation expense	16		—	—	12,625	—	—	—	—	12,625
Warrants exercised	15	(c)	9,867	(1,568)	—	—	—	—	—	8,299
Simple and performance warrants exercised	16		6,095	—	(5,095)	—	—	—	—	1,000
Balance at March 31, 2019			84,229	1,540	17,023	3,232	2,279	4,879	(105,576)	7,606

Net loss for the period			—	—	—	—	—	(28)	(12,322)	(12,350)
Shares issued	15	(b)	7,040	—	—	—	—	—	—	7,040
Share-based compensation expense	16		—	—	12,947	—	—	—	—	12,947
Warrants exercised	15	(c)	9,696	(1,540)	—	—	—	—	—	8,156
Simple and performance warrants exercised	16		10,640	—	(10,563)	—	—	—	—	77
Balance at June 30, 2019			111,605	—	19,407	3,232	2,279	4,851	(117,898)	23,476

See accompanying notes to the condensed interim consolidated financial statements.

4

Sundial Growers Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – expressed in thousands of Canadian dollars)

For the six months ended June 30	2019	2018

Cash provided by (used in) operating activities:
Net loss for the period	(29,052)	(12,975)
Items not involving cash:
Income tax recovery	(3,609)	—
Increase in fair value of biological assets	(12,866)	(111)
Shares issued for services	582	150
Share-based compensation expense (note 16)	25,572	3,399
Depreciation and amortization	2,513	333
Loss (gain) on disposition	(15)	17
Finance costs	3,518	—
Unrealized foreign exchange gain	(422)	—
Asset impairment	162	2,184
Change in non-cash working capital	(14,849)	(3,500)
Cash used in operating activities	(28,466)	(10,503)

Cash provided by (used in) investing activities:
Additions to property, plant and equipment (note 8)	(64,037)	(22,370)
Proceeds from disposal	14	—
Change in non-cash working capital	12,874	3,591
Net cash used in investing activities	(51,149)	(18,779)

Cash provided by (used in) financing activities:
Proceeds from credit facilities (note 11a)	14,006	—
Proceeds from term debt facility, net of costs (note 11b)	105,396	11,234
Repayment of other debt instruments (notes 11c - 11f)	(22,477)
Proceeds from convertible notes, net of costs (note 12)	91,051	—
Payments to lease obligations	(91)	10
Proceeds from issuance of shares, net of costs (note 15b)	455	21,170
Proceeds from exercise of warrants (note 15c)	16,455	—
Proceeds from exercise of performance warrants (note 16)	1,077	—
Restricted cash (note 11b)	(103,724)	—
Repurchase of shares	—	(2,702)
Change in non-cash working capital	1,780	(1,419)
Net cash provided by financing activities	103,928	28,293

Increase (decrease) in cash	24,313	(989)
Cash and cash equivalents, beginning of period	14,121	4,070
Cash and cash equivalents, end of period	38,434	3,081

Cash interest paid	3,960	—

See accompanying notes to the condensed interim consolidated financial statements.

5

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of Business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act Alberta on August 19, 2006.

The Company’s head office is located at 200, 919 11th Avenue SW, Calgary Alberta Canada.

The principal activities of the Company are the production, distribution and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by The Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company is planning to expand its operations to jurisdictions outside of Canada where federally lawful and regulated, including subsidiaries which operate in Europe and the United Kingdom.

On August 1, 2019, the Company’s common shares began trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “SNDL”.

Sundial does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

2.	Basis of Presentation
a)	Statement of Compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) in effect as of December 31, 2018, except as noted in note 3(a). These condensed interim consolidated financial statements follow the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the ten months ended December 31, 2018 and should be read in conjunction with the annual consolidated financial statements for the Company for the ten months ended December 31, 2018 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These consolidated financial statements have been prepared on a going concern basis, based on Management’s assessment that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors (“Board”) on August 13, 2019.

b)	Basis of Measurement:

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for biological assets and financial instruments which are measured at fair value with changes in fair value recorded in earnings.

c)	Functional and Presentation Currency:

These consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its subsidiaries with the exception of Sundial Deutschland GmbH and Sundial Portugal, Unipessoal LDA which use the European Euro as their functional currency and Sundial UK Limited which uses the Great Britain Pound as its functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

6

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

d)	Basis of consolidation:

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
SGI Managing Partner Inc.	Alberta, Canada	100%
SGI Partnership	Alberta, Canada	99.99%
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Sundial UK Limited	England and Wales	100%
Pathway Rx Inc.	Alberta, Canada	50%
3.	Significant Accounting Policies

The accounting policies, critical accounting judgements and significant estimates used in the preparation of the Company’s audited consolidated financial statements for the ten months ended December 31, 2018 have been applied in the preparation of these financial statements except as described below.

(a)	IFRS 16, Leases

On January 1, 2019, the Company adopted IFRS 16, “Leases” using the modified retrospective approach which replaces IAS 17 Leases, which came into effect for annual periods beginning on or after January 1, 2019. The modified retrospective approach does not require restatement of comparative financial information as it recognizes the cumulative effect on transition as an adjustment to opening retained earnings and applies the standard prospectively. Comparative information in the Company's consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows has not been restated.

Under the new standard, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease obligation. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease obligation is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease obligation is subsequently increased by the interest cost on the lease obligation and decreased by lease payments made. Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligations using the effective interest rate method and payments are applied against the lease obligation.

The carrying amounts of the right-of-use assets, lease obligations, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgments including economic environment, term, and the underlying risk inherent to the asset.

7

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Impacts on Transition

The lease assets were initially recognized at an amount equal to the discounted lease payments using an incremental borrowing rate of 5.95%.

The adoption of IFRS 16 using the modified retrospective approach allowed the Company to use the following practical expedients in determining the opening transition adjustment:

•	The weighted average incremental borrowing rate in effect at January 1, 2019 was used as opposed to the rate in effect at inception of the lease;
•	Leases with a term of less than 12 months as at January 1, 2019 were accounted for as short-term leases;
•	Leases with an underlying asset of low value are recorded as an expense and not recognized as a lease asset; and
•	Leases with similar characteristics were accounted for as a portfolio using a single discount rate.

The cumulative effect of initial application of the standard was to recognize a $1.3 million increase to right-of-use assets ("Lease assets"), a $1.3 million increase to lease obligations and recognizing the difference in accumulated deficit. The impact on transition is summarized below:

January 1, 2019
Lease assets	1,333
Lease obligations	1,333

On transition to IFRS 16, a reconciliation of the lease assets and lease obligations recognized by the Company is as follows:

Lease assets	January 1, 2019
Net book value of lease assets recognized at December 31, 2018	227
Discounted using the implicit rate at January 1, 2019	212
Add: Lease assets recognized at January 1, 2019	1,121
Lease assets recognized at January 1, 2019	1,333

Lease obligations	January 1, 2019
Operating lease commitment at December 31, 2018	1,144
Discounted using the implicit rate at January 1, 2019	1,121
Add: Finance lease liabilities recognized at December 31, 2018	212
Lease obligations recognized at January 1, 2019	1,333

8

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	Amendments to definition of a business under IFRS 3

In October 2018, the International Accounting Standards Board (IASB) issued amendments to the definition of a business in IFRS 3 Business Combinations. These amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

IFRS 3 continues to adopt a market participants perspective to determine whether an acquired set of activities and assets is a business. The amendments include the following

•	clarify the minimum requirements for a business;
•	remove the assessment of whether market participants are capable of replacing any missing elements;
•	add guidance to help entities assess whether an acquired process is substantive;
•	narrow the definition of a business and of outputs; and
•	introduce an optional fair value concentration test.

The Board also added examples to illustrate the application of the guidance in IFRS on the definition of a business. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 with early adoption permitted. The Company has elected to early adopt the new standard as at January 1, 2019 with application applied prospectively.

4.	Business Acquisitions

a)	On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement (“SPA”) to acquire all the issued and outstanding shares of a private company located in the United Kingdom of Great Britain and Northern Ireland (“UK”). The shares are to be acquired by payment of;

a.	cash consideration in the amount of £45.0 million;
b.	the issuance of notes in an amount equal to the greater of 1,500,000 multiplied by the fair market value of a 1.6 common shares of the Company on the closing date of the transaction and $45.0 million Canadian dollars; and
c.	contingent consideration in the form of earn-out payments ranging from nil to a maximum of an additional 1,600,000 common shares of the Company based on a prescribed formula.

The initial deposit required under the SPA, of £5 million ($8.6 million), was made from a portion of the proceeds from the new credit facility described in note 11(b) and a second advance related to the SPA of $0.9 million was also made.

Subsequent to the quarter end, the acquisition closed on July 2, 2019. The Company plans to finalize the allocation of the purchase price and the accounting for the transaction under the SPA by the end of the current fiscal year.

b)	On March 13, 2019, the Company acquired 50% of the issued and outstanding shares of a private company.

The purchase price was as follows:

Issuance of common shares	2,601
Contingent consideration	2,279
4,880

9

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The purchase price was allocated as follows:

Intangible assets	13,368
Deferred tax liability	(3,609)
Non-controlling interest (50%)	(4,879)
4,880

The shares were acquired by issuance of 296,800 common shares of the Company at a price of $8.76 per common share to the acquired company’s existing shareholders. In conjunction with the acquisition, the Company entered into a licence agreement that provides for use of the acquired company’s intellectual property in exchange for various royalty payments. Under this agreement, the Company will be required to grant up to a maximum of 280,000 common share purchase warrants with an exercise price of $1.81 per share if certain gross revenue targets are achieved which has been presented on the interim consolidated statement of financial position as contingent consideration in the form of equity. In addition, base royalty payments of $1.4 million are due over four years in annual payments of $350 thousand which are payable on a quarterly basis of $87.5 thousand per quarter. Additional annual royalty payments are also payable depending on various defined percentages of revenues outlined in the license agreement.

The acquired company consisted solely of intellectual property comprising the identifiable net assets of the entity. The non-controlling interest recognized at the acquisition date was recorded at their proportionate 50% share of the fair value of the identifiable net assets. Net income attributable to the non-controlling interest for the three and six months ended June 30, 2019 was $28 thousand.

Subsequent to recording the purchase price allocation, the deferred tax liability was adjusted to nil with the offsetting adjustment to income tax recovery on the basis that both the Company and the acquired private company are subject to income tax under the same taxation authority.

5.	Biological Assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

	June 30, 2019	December 31, 2018
Balance, beginning of period	876	54
Increase in biological assets due to capitalized costs	25,326	2,537
Net change in fair value of biological assets	12,866	(1,280)
Transferred to inventory upon harvest	(26,233)	(435)
Balance, end of period	12,835	876

10

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets is as follows:

Assumption	Input	Weighted Average Input		Effect of 10% change ($000’s)
		June 30	December 31	June 30	December 31
		2019	2018	2019	2018
Yield per square foot of growing space (1)	grams	55	45	1,870	877
Average net selling price (2)	$/gram	4.68	5.25	2,656	294
After harvest cost to complete and sell	$/gram	0.34	0.70	192	39

1.	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
2.	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at June 30, 2019, it is estimated that the Company’s biological assets will yield approximately 13,000 kilograms (December 31, 2018 - 2,800 kilograms) of dry cannabis when harvested.

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

6.	Inventory

Inventory was comprised of the following:

	June 30, 2019	December 31, 2018
Harvested cannabis	15,453	435
Supplies and consumables	2,032	799
Balance, end of period	17,485	1,234

At June 30, 2019, the Company held 6,505 kilograms of harvested cannabis (December 31, 2018 - 303 kilograms) in inventory.

11

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

7.	Prepaid expenses and deposits

	June 30, 2019	December 31, 2018
Prepaid expenses	5,957	678
Deposits on property plant and equipment	1,416	1,712
Deposits with respect to business acquisition (note 4)	14,462	—
Balance, end of period	21,835	2,390

8.	Property, Plant and Equipment
	Land	Production Facilities	Equipment	Right of Use Assets	Construction in Progress (“CIP”)	Total
Cost
December 31, 2018	5,246	23,335	7,254	—	54,061	89,896
On adoption of IFRS	—	—	(327)	1,333	—	1,006
Additions	1,478	593	1,454	41	61,753	65,319
Transfers from CIP	665	67,414	9,078	—	(77,157)	—
Dispositions	—	—	—	(64)	—	(64)
June 30, 2019	7,389	91,342	17,459	1,310	38,657	156,157
Accumulated amortization
December 31, 2018	—	311	1,094	—	—	1,405
On adoption of IFRS	—	—	(100)	—	—	(100)
Depreciation	—	1,237	1,127	149	—	2,513
Impairment	—	—	—	—	162	162
Dispositions	—	—	—	(5)	—	(5)
June 30, 2019	—	1,548	2,121	144	162	3,975

Net book value
December 31, 2018	5,246	23,024	6,160	—	54,061	88,491
June 30, 2019	7,389	89,794	15,338	1,166	38,495	152,182

During the six months ended June 30, 2019, $0.3 million (ten months ended December 31, 2018 - $0.8 million) in salaries and benefits was capitalized, including $0.3 million (ten months ended December 31, 2018 - $0.3 million) associated with construction in progress. In addition, a total of $1.3 million in interest associated with construction in progress was capitalized during the six months ended June 30, 2019 (ten months ended December 31, 2018 - $2.0 million). Construction in progress relates to the construction of production facilities.

12

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

9.	Capital management

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	maintain financial flexibility in order to preserve its ability to meet financial obligations;
•	deploy capital to provide an appropriate investment return to its shareholders; and,
•	maintain a capital structure that allows various financing alternatives to the Company as required.

The Audited Annual Consolidated Financial Statements contain a going concern qualification. The Company is an early-stage company and has accumulated significant losses. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flow from operating activities. During the six months ended June 30, 2019, the Company sourced the required capital and liquidity to advance its strategic growth initiatives by way of the following significant capital transactions:

•	issued $92.6 million of senior convertible notes (note 12); and
•	entered into a Term debt facility whereby $115 million, less the original discount and upfront fees, were advanced to the Company (note 11b).

In addition, on August 6, 2019, the Company completed its previously announced initial public offering of 11 million common for gross proceeds of 186 million. (note 22).

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, its ability to successfully obtain or maintain licences to produce and sell cannabis, its ability to achieve sustainable revenues and profitable operations and, in the meantime, its ability to obtain the necessary financing to meet its obligations and repay its liabilities when they become due.

10.	Intangible assets

June 30, 2019
Balance, beginning of period	—
Additions	5,295
Acquired as part of acquisition (note 4b)	13,368
Balance, end of period	18,663

On May 1, 2019, the Company purchased intellectual property from Sun 8 Holdings Inc. The intellectual property acquired under this agreement consists of world-wide proprietary rights to certain cannabis product brands, including patents, copyrights and trademarks. Consideration under the arrangements consisted of 480,000 common shares of the Company at a price of $11.03. The agreement includes future consideration in the form of warrants contingent upon future revenues for the acquired intellectual property and payment of royalties indexed to merchandise sales and each gram of cannabis produced or sold that is derived from the intellectual property.

13

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

11.	Debt
	Note	Interest rate	Maturity	Principal	June 30, 2019	December 31, 2018
Credit facilities	(a)
Facility 1, 3 & 4		Prime + 2.75%	August 16, 2020	5,000	3,888	32,159
Facility 5 & 7		Prime + 2.25%	August 16, 2020	43,500	42,277	—
Term debt facility	(b)
First tranche		9.75%	July 27, 2023	115,000	91,506	—
Credit agreement	(c)	9.00%	May 15, 2019	30,000	—	—
Loan agreement	(d)	8.70%	September 30, 2019	10,000	—	7,000
Note agreement	(e)		February 22, 2019	7,000	—	8,546
Promissory note	(f)	1% per month	March 25, 2019	6,931	—	6,931
Balance, end of period					137,671	54,636

Current portion					14,450	22,477
Long term					123,221	32,159

14

(a)	Credit facilities

As per the December 19, 2018 amended and restated commitment letter (the “Commitment Letter”), on June 1, 2019, Facilities 1 and 4 were refinanced through Facilities 5 and 7. Facility 3 remained in place with $1.1 million available at June 30, 2019. The new Facilities can be summarized as follows:

•	Facility 5 - $29.5 million non-revolving development term out facility
•	To be used solely for the purpose of refinancing Facility 1

•	Facility 6 - $5.0 million term out facility
•	To be used solely for the purpose of refinancing Facility 3
•	Available subject to revenue being generated from two of the three pods in cluster 1

•	Facility 7 - $14.0 million term out facility
•	To be used solely for the purpose of refinancing Facility 4
•	Available subject to revenue being generated from two of the three pods in cluster 1

Following the advances of Facilities 5, 6 and 7, interest will be incurred at prime plus 2.25%. Interest (on Facilities 5, 6 and 7) and principal (on Facilities 5 and 7 only) will be paid in quarterly payments at the end of the Company’s first fiscal quarter following such advance, amortized over a 5-year period, with the balance of all borrowings outstanding being due and payable in full on August 16, 2020. The facilities under the Commitment Letter are secured by a general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances.

The Company is subject to two financial covenants under these facilities as follows:

(i)	The Company must maintain a Working Capital Ratio (current assets divided by current liabilities, net of Authorized Subordinated Debt) of at least 1.15:1.00 until April 1, 2019 and 1.25:1.00 on or after April 1, 2019; and
(ii)	Beginning with the first full quarter following June 1, 2019, the Company must maintain a fixed charge coverage ratio of at least 1.50:1.00.

Each of these financial ratios will be tested quarterly and maintained at all times. As at June 30, 2019 the Company was in compliance with all financial covenants under the Commitment Letter.

(b)	Term debt facility
June 30, 2019

Principal value of debt	115,000
Transactions costs	(9,604)
Accretion of note obligation	43
Fair value assigned to warrants	(13,933)
Balance, end of period	91,506

On June 27, 2019, the Company entered into a secured credit agreement (the “Term debt facility”) through SGI Partnership, a newly formed wholly owned subsidiary of the Company. The Term debt facility consists of two tranches totalling $159.6 million, less (i) a 6% original issue discount and (ii) upfront fees totalling up to approximately $2.4 million. The first tranche of $115.0 million, less the original issue discount and upfront fees, was advanced on June 27, 2019 to fund the acquisition of Bridge Farm described in note 4(b). The second tranche of $44.6 million is available prior to December 31, 2019 and is subject to a number of conditions precedent, including meeting certain performance and liquidity targets. Amounts advanced under the Term debt facility will bear interest at a rate of 9.75% per annum.

15

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

As June 30, 2019, $103.7 million in loan proceeds had been received by the Company and were classified as restricted cash as the funds were designated to be used for the closing of the acquisition on July 2, 2019 (note 4(a)).

In connection with each tranche advanced, the lender is entitled to receive warrants exercisable upon the earlier of (i) the completion of an initial public offering, (ii) December 31, 2020, or (iii) a default or event of default under the Term debt facility or certain other specified events. The number of warrants issuable and the exercise price of such warrants issued is indexed to the Company’s share price determined at the date of the completion of an initial public offering. The warrants have been classified as a derivative liability measured at FVTPL. The fair value of the warrants was estimated based on the Black-Scholes option pricing model. The measurements for the warrants have been categorized as Level 3 fair values based on the inputs to the valuation technique used.

The Company is subject to three financial covenants under this facility, so long as the principal amount owing under the Term debt facility is greater than $75 million, as follows:

(i)	The Company must maintain, at all times, 60% of the square footage of the existing facilities in the United Kingdom dedicated to plant production and inventory and shall achieve a minimum 20% gross margin for both the quarter ending December 31, 2019 and the March 31, 2020 on said plant business;
(ii)	The Company’s UK leverage ratio is defined as the ratio of outstanding amounts under the term debt facility to annualized bank EBITDA related to its United Kingdom operations. The UK leverage ratio shall not exceed:
a.	11.0:1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and
b.	9.0:1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.

(iii)	The Company’s consolidated leverage ratio is defined as the ratio of outstanding amounts under the term debt facility to annualized bank EBITDA related to its consolidated operations. The consolidated leverage ratio shall not exceed:
a.	6.0:1.00, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and
b.	4.5:1:0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.
(c)	Credit agreement

On February 22, 2019, the Company entered into a credit agreement with a Canadian financial institution to provide a $30 million non-revolving term-loan facility (the “Credit Agreement”). The Credit Agreement was secured by a second priority general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances, as well as a first priority assignment of all net proceeds from certain future equity or debt offerings. Interest was accrued at 9.00% with principal and interest repayable on or before May 15, 2019 and later extended to May 22, 2019 where principal of $30 million plus accrued interest was repaid in full. The credit agreement was subject to various non-financial covenants, with which the Company was in compliance throughout the term of the credit agreement.

16

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

(d)	Loan agreement

On April 10, 2019, the Company signed an agreement to amend the Loan agreement by extending the maturity from May 31, 2019 to September 30, 2019. In addition, the Company secured an additional loan in the principal amount of $3.0 million for a total of $10.0 million. The new loan was subject to interest at a rate of 9.5% payable monthly with the principal amount due on September 30, 2019. The agreement required monthly confirmation that that all financial covenants under the Commitment Letter described in note 11(a) have been met. On May 22, 2019 the $10 million plus accrued interest was repaid in full.

(e)	Note agreement

On February 22, 2019, the Note agreement was repaid in full using proceeds under the Credit Agreement described in note 11(b). The repayment consisted of $7.0 million in principal plus accumulated interest and an extension fee of $1.9 million.

(f)	Promissory note

The Promissory Note matured on March 25, 2019 but was extended in accordance with the terms of the agreement. The balance of $6.9 million outstanding included principal and interest which accrued from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019.

12.	Senior convertible notes

	June 30, 2019	December 31, 2018

Senior convertible notes issued	92,592	—
Transaction costs	(1,541)	—
Fair value attributable to conversion feature	(40,235)	—
Balance attributable to debt portion upon issuance	50,816
Accretion of note obligation	500	—
Amortization of note issue costs	26	—
Balance, end of period	51,342	—

On May 17, 2019, the Company closed a private placement of 8% senior unsecured convertible notes (“senior convertible notes”) for gross proceeds of $92.6 million. The senior convertible notes bear interest at a rate of 8% per annum, compounded monthly. The senior convertible notes and any accrued interest are repayable on the earlier of five years from date of issuance, the day the Company redeems the senior convertible notes on certain conditions defined in the note agreement, or the day upon which the noteholder exercise their conversion rights as defined in the agreement.

The senior convertible notes are hybrid instruments consisting of a financial liability and an embedded conversion feature. The embedded conversion feature meets the definition of an embedded derivative which is separated from the host contract and accounted for separately as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The conversion feature does not contain a fixed conversion price and is only exercisable in the event of an initial public offering and at the second anniversary following the closing date. As such, the conversion feature is presented as a current derivative liability.

17

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

On initial recognition and at each reporting date, the embedded conversion feature is measured at fair value by third party valuation experts using an industry standard methodology. Subsequent to initial recognition, any unrealized gains or losses arising from fair value changes are recognised to profit and loss at each reporting date.

18

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

13.	Convertible notes

	June 30, 2019	December 31, 2018

Convertible notes issued	28,942	28,942
Unrealized foreign exchange revaluation	(275)	—
Interest accrued on notes	181	152
Debt issue costs	(493)	(1,007)
Accretion of note obligation	2,271	594
	30,626	28,681
Allocated to:
Convertible notes	26,383	24,417
Liability - equity portion related to USD notes	1,011	1,032
Equity	3,232	3,232
Balance, end of period	30,626	28,681

During the six months ended June 30, 2019 and 2018 there were no convertible notes converted to common shares and a total of $2.3 million (2018 - nil) in interest was accrued or paid. The total principal of convertible notes outstanding at June 30, 2019 was $28.9 million (December 31, 2018 - $28.9 million) which includes 5.0 million USD denominated notes valued at $6.6 million (December 31, 2018 - $6.8 million).

14.	Financial Obligations

	June 30, 2019	December 31, 2018

Royalty payments - credit agreement	19,210	18,485
Less: current portion	(3,034)	(2,364)
Financial obligations	16,176	16,121

On January 15, 2018, the Company entered into a credit agreement with a company controlled by the executive chairman of the Company (the “Purchaser”). The credit agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11.0 million of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. As at December 31, 2018, a total of $10.9 million had been advanced under the amended agreement and was converted into 7,149,035 common shares. The difference between the fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement was charged to finance expense in the prior year. The credit agreement is subject to various non-financial covenants, with which the Company was in compliance as at June 30, 2019 and December 31, 2018, except for the growing capacity covenant. This covenant requires that at least 25,000 square feet of defined space at the Olds facility be dedicated exclusively to and capable of producing flower. This covenant was waived by the Purchaser for the period from August 16, 2018 to October 1, 2019, as the use of that facility space for clones and vegetation plants was determined to be a superior allocation of productive capacity.

19

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

In addition, pursuant to the terms of the credit agreement, the Purchaser is entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended credit agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrue beginning October 1, 2019 and are to be paid on the first business day of every subsequent fiscal quarter until September 30, 2028. The Company has estimated the present value of these payments at June 30, 2019 to be $19.2 million (December 31, 2018 - $18.5 million) assuming a discount rate of 18% (December 31, 2018 - 18%) and has recorded the amount as a financial obligation in its consolidated statements of financial position in its current and non-current components.

The Company used a discounted cash flow methodology to value the financial obligation related to value the royalty. The material assumptions used by the Company to determine the valuation for the royalty and held flat for the 10 year term of the royalty payments, and assuming a discount rate of 18%, were as follows:

		June 30, 2019	March 31, 2019 and December 31, 2018
Growing space related to royalty	square feet	44,403	44,403
Average yield	grams/square foot	55	45
Total cannabis production	million grams/year	14.7	12.0
Average price	$/gram	$4.75	$5.50

On July 17, 2019, the Company issued 50,963 shares to the Company’s executive chairman in consideration for advancing the remaining funds available to be advanced under the financial obligation. In addition, the Company agreed to terminate the financial obligation pursuant to a termination agreement whereby the Company would purchase all of the outstanding shares of the Purchaser from the Company’s Executive Chairman for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million (to be paid on or before December 31, 2019 or on such earlier date as permitted by certain of our lenders), subject to the consummation of an initial public offering, or at the seller’s option any time on or prior to September 30, 2019, if an initial public offering was not consummated during such period. Upon completion of the Company’s initial public offering this transaction closed on August 6, 2019. Per the terms of the termination agreement, in the event that the payment is not received in whole or in part on December 31, 2019, interest at a rate of 1% per month shall accrue on any amount outstanding until payment in full of $9.5 million, plus any applicable interest, is made.

20

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

15.	Share Capital
(a)	Authorized:

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

On July 12, 2019, the Company approved a 1.6 to 1 share split of the Company’s issued and outstanding common shares (the “Share Split”). Each shareholder of record of the Company as of the close of business on the record date on July 22, 2019 will receive 1.6 shares for each share held on such date. All references to common shares, warrants, simple warrants and performance warrants have been fully retrospectively adjusted to reflect the Share Split.

(b)	Issued and outstanding:
	June 30, 2019		December 31, 2018
	Number of shares	Amount ($ 000’s)	Number of shares	Amount ($ 000’s)
Balance, beginning of period	68,648,984	65,133	62,204,846	25,769
Shares issued	488,830	2,280	7,040,714	20,452
Shares issued on acquisition (note 4b)	296,800	2,601	—	—
Shares issued for intellectual property (note 15b)	480,000	5,294	236,277	521
Share issuance costs	—	(1)	—	(310)
Shares issued to related parties (note 20)	—	—	5,549,037	16,473
Shares repurchased (note 20)	—	—	(9,815,701)	(827)
Warrants exercised (note 15c)	4,211,242	19,563	558,501	2,660
Employee warrants exercised (note 16)	1,696,000	16,735	2,875,310	395
Balance, end of period	75,821,856	111,605	68,648,984	65,133

(c)	Common share purchase warrants

The following table summarizes the common share purchase warrants outstanding at June 30, 2019:

	Number	Amount ($ 000’s)
Balance, December 31, 2018	4,211,904	3,108
Warrants exercised	(4,211,242)	(3,107)
Warrants expired	(662)	(1)
Balance, June 30, 2019	—	—

During the six months ended June 30, 2019, a total of 4,211,242 warrants were exercised at a price of $3.91 resulting in gross proceeds of $16.5 million. The remaining 662 warrants expired unexercised in April 2019. The carrying value of the warrants of $3.1 million was adjusted from warrants to share capital.

21

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

(d)	Contributed surplus

Following is a summary of contributed surplus at June 30, 2019:

June 30, 2019
Balance, December 31, 2018	9,493
Share-based compensation	25,573
Warrants exercised	(15,659)
Balance, June 30, 2019	19,407

16.	Share-based compensation

The Company has issued simple and performance warrants to employees, directors, and others at the discretion of the Board of Directors.

The following table summarizes the changes in the simple and performance warrants during the six months ended June 30, 2019:

	Simple Warrants Outstanding	Average Exercise Price	Performance Warrants Outstanding	Average Exercise Price
Balance, December 31, 2018	6,129,866	$1.80	7,094,822	$2.04
Warrants granted	3,563,200	6.28	568,000	12.42
Warrants cancelled	(275,200)	1.79	—	—
Warrants exercised	(96,000)	0.81	(1,600,000)	0.63
Balance, June 30, 2019	9,321,866	$3.52	6,062,822	$2.34

22

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at June 30, 2019:

Warrants Outstanding			Warrants Vested and Exercisable
Number Outstanding at June 30, 2019	Weighted Average Remaining Contractual Life (years)	Range of Exercise Prices	Number Vested and Exercisable at June 30, 2019	Weighted Average Exercise Price
Simple Warrants
4,349,866		$0.63 - $0.94	1,794,131
880,000		$1.25 - $1.88	16,000
1,283,200		$2.97 - $4.53	328,000
2,260,800		$6.25 - $9.38	80,000
548,000		$12.50 - $37.50	9,600
9,321,866	6.87		2,227,731	$1.32
Performance Warrants
3,862,290	n/a	$0.63 - $0.94	2,070,290
904,533	n/a	$1.25 - $1.88	136,000
788,000	n/a	$2.97 - $3.91	—
231,733	n/a	$6.25 - $9.38	—
276,266	n/a	$12.50 - $37.50	—
6,062,822			2,206,290	$0.72

During the six months ended June 30, 2019, the Company granted 3,563,200 (2018 - 1,176,000) simple warrants with an average exercise price of $6.28 (2018 - $0.83) and 568,000 (2018 - 4,466,133) performance warrants to employees with an average exercise price of $12.42 (2018 - $1.02).

During the same period, 96,000 (2018 - nil) simple and 1,600,000 (2018 - nil) performance warrants were exercised at a weighted average price of $0.81 and $0.63 respectively for total proceeds of $1.1 million. As a result of the warrant exercises, a total of $15.7 million was transferred from contributed surplus to share capital.

Subsequent to June 30, 2019 an additional 1,232,000 simple and 155,200 performance warrants were issued at an average exercise price $6.45 and $8.33 respectively.

The Company recorded $26.2 million in share-based compensation expense for the six months ended June 30, 2019, (2018 - $3.4 million).

23

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

In determining the amount of share-based compensation expense, the Company used the Black-Scholes option pricing model to estimate the fair value of warrants granted during the six months ended June 30, 2019 and 2018 through application of the following assumptions:

	June 30, 2019	June 30, 2018
Risk-free interest rate	1.41%-1.88%	1.65-1.88%
Expected life of warrants (years)	2 - 10	5 - 9
Expected annualized volatility	97%	80%-106%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each warrant	$0.67 - $13.01	$0.67 - $4.10

Volatility was estimated by using the historical volatility of peer companies that the Company considers comparable, which have trading and volatility history. The expected life in years represents the period of time that the warrants granted are expected to be outstanding. The risk-free rate was based on Government of Canada bond rates of comparable duration.

17.	Loss per Share

The weighted average number of common shares used in the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2019 is 74,730,559 and 72,130,450 respectively (2018 - 64,631,850 and 63,210,369 respectively). The outstanding warrants did not have an effect on the weighted average number of common shares used to calculate diluted earnings per share as the Company is currently in a loss position and the warrants are therefore anti-dilutive.

18.	Finance Expenses

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2019	2018	2019	2018
Cash finance expense
Interest on bank credit facilities	1,762	—	2,657	—
Interest on secured debt	298	—	801	—
Interest on promissory note	167	—	168	—
Interest on convertible notes	1,899	—	2,749	—
Other finance costs	1,701	24	2,255	24
Total cash financing costs	5,827	24	8,630	24
Non-cash finance expense
Accretion	1,419	—	2,253	—
Amortization of debt issue costs	288	—	540	—
Financial obligation	725	—	725	—
Total non-cash financing costs	2,432	—	3,518	—

Less: interest capitalized related to CIP (note 8)	(176)	—	(1,280)	—
	8,083	24	10,868	24

24

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

19.	Financial Instruments
a)	Fair Value

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

The fair value of bank credit facilities and term debt approximates their carrying values as they bear floating rates of interest.

The convertible notes bear interest at a fixed rate of 12%, however the carrying value has been determined using an interest rate of 18% which approximates a market rate for comparable financing transactions.

The senior convertible notes bear interest at a fixed rate of 8%. The carrying value has been determined using an interest rate of 18% which approximates a market rate for comparable financing transactions.

The Company uses three input levels to measure fair value:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 - quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and,

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s cash is measured based on Level 1 and convertible notes were measured based on Level 2. There were no transfers between levels 1, 2 and 3 inputs during the period.

b)	Financial Instrument Risks

Interest Rate Risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value of future cash flows from its cash. The Company is exposed to interest rate risk through its credit facilities which have variable interest rates. For the six months ended June 30, 2019, a 1% increase in the prime interest rate would result in additional interest expense of $0.1 million (2018 - $nil).

Credit Risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s risk exposure is the balance of the Company’s cash, amounts receivable, and taxes recoverable. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

Liquidity Risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. To support the Company’s rapid growth, the Company has actively pursued new funding sources through a series of recent debt and equity transactions, as described in note 9, to ensure there are sufficient funds to meet obligations as they come due.

25

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

The timing of expected cash outflows relating to financial liabilities at June 30, 2019 is as follows:

	1 year	2-5 years	>5 years	Total
Accounts payable and accrued liabilities	54,722	—	—	54,722
Credit facilities	8,700	37,465	—	46,165
Term debt facility (1)	5,750	109,250	—	115,000
Senior convertible notes (1)	—	92,592	—	92,592
Convertible notes (1)	28,942	—	—	28,942
Financial obligation	3,034	10,508	5,668	19,210
Lease obligations	298	936	—	1,234
Total	101,446	250,751	5,668	357,865
(1)	At face value

20.	Related Party Transactions

The Company has outstanding amounts receivable from and payable to related parties, including employees, directors and corporations related to those individuals. As at June 30, 2019, the Company was owed $0.8 million (December 31, 2018 - $0.5 million) from related parties and owed $3.0 million (December 31, 2018 - $0.8 million) to related parties.

The amounts owing from related parties are both interest bearing and non-interest bearing and have various repayment terms.

Loan Receivable Agreements

On April 6, 2018, the Company issued 40,000 common shares to an officer of the Company at a fair value of $2.97, in accordance with an employment agreement. On April 6, 2018, the Company and this officer also entered into a shareholder loan agreement that provides a loan facility of up to $510 thousand to the officer. The loan bore interest at a rate of 2.5% per annum, has a term of three years, and was secured against the officer’s shareholdings in the Company. The loan was repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. As at June 30, 2019, $245 thousand (December 31, 2018 - $245,000) had been advanced under this shareholder loan agreement. Subsequent to June 30, 2019, the loan was extinguished against performance bonuses declared in the form of salary compensation such that no amount remains outstanding under the shareholder loan agreement.

The Company has entered into separate shareholder loan agreements with two (December 31, 2018 - three) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from employment, a change of control of the Company or sale of the Company. As at June 30, 2019, $200 thousand (December 31, 2018 - $190 thousand), had been advanced under these loan agreements.

On February 15, 2018, the Company and an officer entered into a shareholder loan agreement that provides for a loan of up to $200 thousand per year. The loan bore an interest rate of 2.5% per annum and is secured by the officer’s shareholdings in the Company. The loan was repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. As at June 30, 2019, $400 thousand (December 31, 2018 - nil) had been advanced under this loan agreement. Subsequent to June 30, 2019, the loan was extinguished against performance bonuses declared in the form of salary compensation such that no amount remains outstanding under the shareholder loan agreement.

26

Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

Financial Obligation

On January 15, 2018, the Company entered into a credit agreement with a company controlled by an officer and director of the Company (the “Purchaser”). The credit agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11.0 million of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. As at December 31, 2018, a total of $10.9 million had been advanced under the amended agreement and was converted into 7,149,035 common shares. The difference between the fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement was charged to finance expense in the prior year. The credit agreement is subject to various non-financial covenants, with which the Company was in compliance as at June 30, 2019 and December 31, 2018 except as described in note 14.

In addition, pursuant to the terms of the credit agreement, the Purchaser is entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended credit agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrue beginning October 1, 2019 and are to be paid on the first business day of every subsequent fiscal quarter until September 30, 2028. The Company has estimated the present value of these payments at June 30, 2019 at $19.2 million (December 31, 2018 - $18.5 million) assuming a discount rate of 18% (December 31, 2018 - 18%) and has recorded the amount as a financial obligation in its consolidated statement of financial position in its current and non-current components.

On July 17, 2019, the Company agreed to terminate the financial obligation pursuant to a termination agreement whereby the Company would purchase all of the outstanding shares of the Purchaser from the Company’s Executive Chairman for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million (to be paid on or before December 31, 2019 or on such earlier date as permitted by certain of our lenders), subject to the consummation of an initial public offering, or at the seller’s option any time on or prior to September 30, 2019, if an initial public offering was not consummated during such period. Upon completion of the Company’s initial public offering this transaction closed on August 6, 2019. Per the terms of the termination agreement, in the event that the payment is not received in whole or in part on December 31, 2019, interest at a rate of 1% per month shall accrue on any amount outstanding until payment in full of $9.5 million, plus any applicable interest, is made.

Promissory note

During the ten months ended, December 31, 2018, the Company entered into an agreement with a former officer of the Company to repurchase a total of 9,815,701 common shares at a weighted average price of $1.69 per common share for total consideration of $16.6 million. A balance of $6.9 million remained unpaid under the agreement and was converted to an Unsecured Subordinated Promissory Note (the “Promissory Note”) as described under note 11(e). The Promissory Note matured on March 25, 2019 but was extended in accordance with the terms of the Note. It accrued interest from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019.

Transactions

Marketing, brand research and development and promotional costs totalling $1.1 million for the six months ended June 30, 2019 (2018 - $0.6 million) were paid to a company controlled by a shareholder, officer and director of Sundial. At June 30, 2019, the Company owed a balance of $0.6 million (December 31, 2018 - $0.3 million) relating to services under this contract.

Consulting services were provided to the Company by an officer, including services related to private placements completed. For the six months ended June 30, 2019, consulting and commission expenses totalled nil (2018 - $0.1 million).

The Company has two contracts with companies in which an officer (who is not considered a member of key management) of the Company maintains influence. The contracts relate to research and development services being provided to Sundial and to Sundial’s ability to access and license certain strains of cannabis for research purposes. For the six months ended June 30, 2019, the fees paid totalled $185 thousand (2018 - $75 thousand). At June 30, 2019, the Company owed a balance of $108 thousand (December 31, 2018 - $19 thousand) relating to services under these contracts.

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Sundial Growers Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited – expressed in thousands of Canadian dollars, except where otherwise noted)

A member of the Board of Directors is a partner at a law firm which provides legal services to Sundial. For the six months ended June 30, 2019, professional fees totalling $2.3 million (2018 - $nil) were incurred for services provided by this firm. At June 30, 2019, Sundial owed $2.3 million (December 31, 2018 - $0.3 million) relating to various corporate matters and financings in progress.

During the six months ended June 30, 2019, the Company entered into an agreement with an employee to acquire certain equipment for $900,000.

During the six months ended June 30, 2018, the Company forgave $5 thousand in debt owed by a former officer of the Company.

During the six months ended June 30, 2018, the Company forgave $20,000 in debt owed by a former member of the Board of Directors. This director resigned from the Board effective January 15, 2018.

21.	Commitments and Contingencies
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at June 30, 2019 of $3.3 million (December 31, 2018 - $3.3 million).

Under employment agreements with certain management personnel, the Company has commitments to those management personnel in the event of termination of employment.

(b)	Contingencies:

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

22.	Subsequent Events

Initial public offering

On August 6, 2019, the Company closed its Initial public offering of 11 million common shares at a price of $16.95 per common share. Gross proceeds amounted to $186 million. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.65 million common shares within 30 days of the closing date.

23.	Comparative Figures

Some comparative figures have been reclassified to conform to the current period's financial statement presentation.

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